LI BANG INTERNATIONAL CORPORATION INC.

No. 190 Xizhang Road, Gushan Town

Jiangyin City, Jiangsu Province

People’s Republic of China

June 28, 2024

Via Edgar Correspondence

Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Li Bang International Corporation Inc.
Amendment No. 10 to Registration Statement on Form F-1
Filed June 18, 2024
File No. 333-262367

Dear Mr. Kauten:

This letter is in response to the letter dated June 24, 2024 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) addressed to Li Bang International Corporation Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment No. 11 to the Registration Statement”) is being submitted to accompany this letter.

Amendment No. 10 to Registration Statement on Form F-1

Consolidated Statements of Cash Flows, page F-35

1)	As previously requested in prior comment 3, revise to label the column for the year ended June 30, 2023 “As Restated.” A similar change should be made for the same period in the Selected Consolidated Cash Flow Data on page 19.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 19, page 66 and page F-35.

Notes to Consolidated Financial Statements

Note 19 - Restatement of Cash Flow Statement, page F-57

2)	We note your revisions in response to prior comment 3. Please further revise the table to include the changes in the financial statement line items, Net cash used in operating activities and Net cash used in investing activities. Refer to ASC 250-10-50-7a.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page F-57 (see Note 19).

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Li Bang International Corporation Inc.

/s/ Huang Feng
Name:	Huang Feng
Title:	Chief Executive Officer